UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 83288 / May 17, 2018

Admin. Proc. File No. 3-17945

In the Matter of

  PROSPECT VENTURES, INC.,
  STARNET PACIFIC CO. LTD., and
  SUNBURST ACQUISITIONS VI, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Prospect Ventures, Inc., StarNet Pacific Co. Ltd., or Sunburst Acquisitions VI, Inc., and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Prospect Ventures, Inc., StarNet Pacific Co. Ltd., and Sunburst Acquisitions VI, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Prospect Ventures, Inc., StarNet Pacific Co. Ltd., and Sunburst Acquisitions VI, Inc., are hereby revoked. The revocation is effective as of May 18, 2018.

        For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                        Brent J. Fields
                                        Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Prospect Ventures, Inc., StarNet Pac. Co. Ltd., Sunburst Acquisitions V, Inc., and Sunburst Acquisitions VI, Inc.*, Initial Decision Release No. 1230 (Jan. 29, 2018), 118 SEC Docket 12, 2018 WL 618717. The Central Index Key numbers are: 1383756 for Prospect Ventures, Inc.; 1116710 for StarNet Pacific Co. Ltd.; and 1063492 for Sunburst Acquisitions VI, Inc.

Initial Decision Release No. 1230
Administrative Proceeding
File No. 3-17945

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **Prospect Ventures, Inc.**, **StarNet Pacific Co. Ltd.**, **Sunburst Acquisitions V, Inc.**, and **Sunburst Acquisitions VI, Inc.**	**Initial Decision of Default as to Three Respondents** January 29, 2018

Appearances: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of Respondents Prospect Ventures, Inc., StarNet Pacific Co. Ltd., and Sunburst Acquisitions VI, Inc.[1] The revocation is based on Respondents' failures to file required periodic reports with the Securities and Exchange Commission. In addition, this decision ratifies all actions taken by an administrative law judge in this proceeding before November 30, 2017.

Introduction

On April 26, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities

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[1] Sunburst Acquisitions V, Inc., settled with the Commission and is no longer part of this proceeding. *Prospect Ventures, Inc.*, Securities Exchange Act of 1934 Release No. 81810, 2017 SEC LEXIS 3150 (Oct. 3, 2017).

registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by May 10, 2017, and their answers were originally due by May 23, 2017.[2] But the proceeding was stayed as to Respondents in June 2017 at the direction of the Commission.[3]

On November 30, 2017, the Commission lifted the stay, ratified my appointment, and directed me to take certain actions in all pending cases, including granting the parties time to submit any new evidence that the parties deemed relevant to my reexamination of the record.[4] Consistent with that order, I granted the parties until January 5, 2018, to submit new evidence and allowed Respondents until January 5 to answer the OIP.[5] The Division of Enforcement filed a letter asking me to ratify all decisions issued in this case. Respondents did not respond to my order or the Division's letter or file an answer. I therefore ordered Respondents to show cause why the registrations of their securities should not be revoked by default.[6] I held a telephonic prehearing conference on January 19, 2018, but Respondents did not attend. To date, Respondents have not filed answers, submitted new evidence, or responded to the show cause order.

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[2]   *Prospect Ventures, Inc.*, Admin. Proc. Rulings Release No. 4797, 2017 SEC LEXIS 1415, at *1–3 (ALJ May 12, 2017).

[3]   *Prospect Ventures, Inc.*, Admin. Proc. Rulings Release No. 4847, 2017 SEC LEXIS 1612, at *1–2 (ALJ June 2, 2017); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10365, 2017 SEC LEXIS 1494 (May 22, 2017).

[4]   *Pending Admin. Proc.*, Securities Act Release No. 10440, 2017 SEC LEXIS 3724, at *1–2, *4–5 (ALJ Nov. 30, 2017). My designation as the presiding administrative law judge in this proceeding was ratified on December 4, 2017. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5247, 2017 SEC LEXIS 3780 (ALJ).

[5]   *Prospect Ventures, Inc.*, Admin. Proc. Rulings Release No. 5261, 2017 SEC LEXIS 3825, at *3 (ALJ Dec. 5, 2017).

[6]   *Prospect Ventures, Inc.*, Admin. Proc. Rulings Release No. 5438, 2018 SEC LEXIS 42, at *1 (ALJ Jan. 9, 2018).

Ratification of Prior Actions

I have reconsidered the record in this proceeding. Based on that reconsideration, I ratify all actions taken by an administrative law judge in this proceeding before November 30, 2017.[7] I decline to revise any prior action.

Findings of Fact

Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding.[8] Accordingly, as authorized by Rule of Practice 155(a),[9] I find the following allegations in the OIP to be true.

Prospect Ventures, Central Index Key (CIK) No. 1383756, is a revoked Nevada corporation located in Medellín, Colombia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2014.

StarNet Pacific, CIK No. 1116710, is a permanently revoked Nevada corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $11,431 for the prior three months.

Sunburst Acquisitions VI, CIK No. 1063492, is a Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2007, which reported a net loss of $3,017 for the prior three months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the

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[7] *See Wilkes-Barre Hosp. Co. v. NLRB*, 857 F.3d 364, 371–72 (D.C. Cir. 2017); *CFPB v. Gordon*, 819 F.3d 1179, 1191–92 (9th Cir. 2016).

[8] *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)–(2), .220(f), .221(f).

[9] 17 C.F.R. § 201.155(a).

Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory.[10] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[11] Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[12]

Respondents' failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and

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[10]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[11]   *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

[12]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

accurate financial information about an issuer so that they may make sound [investment] decisions."[13] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[14] Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports.[15] Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[16] In any event, there is no indication that their violations were inadvertent or accidental.[17] Respondents have not answered the OIP or responded to the show cause order, did not appear at the prehearing conference, and have not otherwise participated in the proceeding to address whether they have made any effort to remedy their past violations or ensure future compliance

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that all actions taken by an administrative law judge in this proceeding before November 30, 2017, are RATIFIED. The process contemplated by the Commission's remand order is complete.

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[13] *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26.

[14] *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[15] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[16] *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[17] *Id.* at *37 n.60.

It is FURTHER ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Prospect Ventures, Inc., StarNet Pacific Co. Ltd., and Sunburst Acquisitions VI, Inc., are hereby REVOKED.[18]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[19] Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[20] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality.[21] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[22] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

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James E. Grimes
Administrative Law Judge

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[18] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[19] 17 C.F.R. § 201.360.

[20] 17 C.F.R. § 201.111(h).

[21] 17 C.F.R. § 201.360(d).

[22] 17 C.F.R. § 201.155(b).